Micromem Technologies Inc.	Telephone: 416-364-6513
777 Bay Street, Suite 1910	Facsimile: 416-360-4034
Toronto, Ontario	www.micromeminc.com
Canada M5G 2E4

January 17, 2010

Ms. Jaime John
Staff Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Micromem Technologies Inc.
Form 20-F for the Fiscal Year Ended October 31, 2009
Filed March 1, 2010
File No. 000-26005

Dear Ms. John:

We are writing in response to your letter dated November 8, 2010 and with respect to our responses on November 18, 2010 and December 17, 2010.

For ease of reference, your letter of November 8th, points 1 through 8 are reproduced along with our response.

Amendment No. 3 to Registration Statement on Form F-3

General

SEC Point 1: We note your correspondence dated September 20, 2010 requesting the withdrawal of your registration statement on Form F-3. However, the corresondnece you filed does not meet the requirements of Rule 477 of the Securities Acg of 1933. Accordingly, please file a new withdrawal request on Form RW and ensure that the content of the request complies with the requirements of Rule 477.

Point 1 – Management Response:

We will file a new withdrawal request on Form RW and ensure that the content of our request complies with the requirements of Rule 477. This will be filed in February 2011 coincident with the refiling of our 20-F documentation for 2009 as described below which process is now underway.

Item 15. Controls and Procedures Disclosure Controls and Prcoedures, Page 43

SEC Point 2: We note that your response to prior comment 5 does not clearly indicate management’s conclusions regarding whether your diclsoure controls and prcoedures were effective or were not effective. As previously requested in prior comment 5, please amend your Form 20-F to revise your disclsoure to state, in clear and unqualified language, the conclusions reached by your Chief Exectuive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and prcoedurs (i.e. you should disclose that your disclsoure controls and prcoedures were “effective” or “not effective”). Please note that your conclusions should not be modified by using terms such as “fully” “except as discussed below”, or “in this one area”.

Point 2 – Management Response:

Your point is acknowledged.

We have previously explained that in 2009 the Company worked diligently to improve its disclosure procedures and controls and, while significant improvements were made, these were not fully effective. Given the “either / or” requirement for management to state a conclusion that these procedures were either effective or not effective, we will revise the document to indicate that these were not effective. We will not use any modifying terms in our revised filing.

Management’s Annual Report on Internal Control Over Financial Reporting, Page 43

SEC point 3: We note that your response to prior comment 7 does not clearly indicate management’s conclusions regarding whether your internal control over financial reporting was effective or was not effective. As prevoiusly requested in prior comment 7, please amend and revise your dislcousre to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your internal control over financial reporting (i.e. you should disclose that your internal control over financial reporting was “effective or “not effective”). Please note that your conclusions should not be modified by using terms such as “fully”, “except as discussed below” or”in this one area”.

Point 3 – Management Response:

As per the previous point, we will revise our disclosures to say that our conclusions regarding internal controls over financial reporting were not effective.

SEC Point 4: You note in your response to prior comment 8 that mangement identified three material weaknesses in fiscal 2008 and one material weakness in fiscal 2009. Yet, on page 10, you indicate that such weaknesses were identified by the company’s auditors. Please review and revise your disclsoure where appropriate to ensure that disclosure regarding the identification of material weaknesses is clearly and consistently conveyed throughout your Form 20-F. In this regard, clarify that the company (instead of the auditors) first identified the material weaknesses, if accurate and as suggested by your response, and revise disclsoure that suggests otherwise.

Point 4 – Management Response:

In reviewing all of the documentation again, management acknowledges the potential ambiguity in our discussion of Material Weaknesses in the 2009 20-F filing.

In summary, the disclosures on page 10 of the 20-F documentation indicate that in 2008 the external auditors identified three Material Weaknesses and in 2009 the external auditors identified one material weakness.

In substance, management had classified these Material Weaknesses as of lesser significance i.e. we concluded that these were significant deficiencies. During the course of these audits, the auditors concluded that these were Material Weaknesses.

In our previous comments, we have suggested that management had identified these matters – this is correct but, in fact, only as significant deficiencies.

To clarify these matters, we will refile our 20-F documentation to clearly stipulate and indicate that the auditors were responsible for identifying these Material Weaknesses throughout the report.

SEC Point 5: We note that your response to prior comment 8. It remains unclear to us from the information provided how you concluded that the material weakness identified in fiscal 2008 relating to the company’s procedures to effect the timely and complete close to its year-end financial statements did not remain a material weakness in fiscal 2009. Your response states that the 2009 material weakness related to the measurement of “the non-cash Black Scholes cost associated with the warrants issued as part of (your) private placements” is unrelated to the material weakness identified in 2008 for failure to effect a timely and complete year-end close. However, we note that your Form 20-F for the fiscal year ended October 31, 2008 indicates on page 55 that “revisions related to the application of the Black Scholes option pricing model” were one example of the material weakness relating to procedures for effecting a timely and complete year-end close for 2008.

In your response, given the apparent similarity of the material weaknesses identified in 2008 and 2009 with respect to effecting at timely and complete year-end close, please provide a more detailed explanation of how you concluded that the weaknesses identified above were distinct, rather than determining that a previously identified material weakness in internal controls had not been fully remedied. Please also review and revise your disclosure as appropriate to ensure that you consistently and accurately describe the nature of any identified material weakness and the status of its remediation.

Point 5 – Management Response:

We recognize the potential ambiguities and perhaps the lack of clarity of our disclosures between 2008 and 2009. It is our intention to revise the 20-F document for 2009 to indicate that the Material Weaknesses cited in 2008 was not corrected in 2009, notwithstanding the explanatory comments and distinctions that we provided in our letter to the SEC on November 18, 2010.

Item 16F. Change in Registrants Certifying Accountant, Page 48

SEC Point 6: We note your responses to prior coments 9 and 10. As previously requested:

  Please amend and revise to state whether Schwartz Levitsky Feldman LLP resigned, declined to stand for re-election or was dismissed. Refer to Item 16F(a)(I)(i) of Form 20-F.

  Please amend and revise to also state whether there were any reportable events, as defined in Item 16F(a)(l)(v)(A) through (D) of Form 20-F, through June 30, 2009, the sbusequent interim period. In the event of a reportable event(s), provide the specific disclosures required by Item 16F(a)(l)(iv) of Regulation S-B.

Point 6 – Management Response:

In our 2009 documentation we indicate that Schwartz Levitsky Feldman was “replaced”. We will revise the documentation to indicate that they were “dismissed”.

We feel it important to emphasize that we were satisfied with the local services provided by Schwartz Levitsky Feldman over the course of the four years in which they served as our auditors. The decision to change auditors in 2009 was based on our assessment of our go forward needs for professional services in the United States and we felt that we would require the services of a larger international organization moving forward. This was the only reason that this firm was “dismissed”.

We will also amend the 20-F documentation to say that there were no reportable events through to June 30, 2009 the subsequent interim period.

SEC Point 7: To the extent that you make changes to your disclosures to comply with our comments, please obtain and file an updated letter from the former accountants stating whether the accountants agree with the statements made in your revised disclosures.

Point 7 – Management Response:

Once the revised 20-F documentation is provided for 2009 fiscal year, we will review this with the previous auditors and will obtain their consent letter with respect to the filing.

Item 19. Exhibits

SEC Point 8: We note your response to prior comment 13, indicating that the agreements described in paragraphs 7, 8, 10 and 11 on page 38 were entered into in the ordinary course of business and are not material to the company’s business. Yet, we note that such agreements were described pursuant to Item 10.C of Form 20-F, which requires disclosure of “each material contract, other than contracts entered into in the ordinary course of business, to which the company or any member of the group is a party, for the two years immediately preceding publication of the document”. Accordingly, please advsie how you apparently determined that such agreements were material for purposes of Item 10 of Form 20-F, but were not material for purposes of Item 19 of Form 20-F. In addition, notwithstanding the ordinary course nature of the contracts, if you determine that any such contract is material, please provide us with your analysis as to whether the company is sustantially dependent on such contract. If so, please file the agreement as an exhibit to your annual report on Form 20-F. Refer to Instruction 4(b)(ii) to Item 19 of Form 20-F.

Point 8 – Management Response:

In Section 10 of the 2009 20-F, we list Unotron, NEMT and BAE as material contracts. We also described in Point 11 a supply contract with a third party supplier in the amount of $1 million.

In retrospect, these items were listed in Section 10 as indications of the business developments that took place during the year. However, neither NEMT nor BAE were material contracts in terms of immediate revenue potential for the Company. Rather, these were development contracts for which the Company engaged these parties to further develop technology applications for the Company and for which the Company absorbed all of the costs of these expenditures in each case. The same was true for the supplier contract referred to in Point 11. We continue to believe that NEMT and BAE hold future potential for the Company.

Management is of the view that while these were important initiatives which the Company had undertaken to further validate its technology, none of these working arrangements are such that the Company could be considered as substantially dependent on these contracts.

The Unotron contract has the potential to become a substantial revenue opportunity for the Company however the development work that lay ahead for the Company at the point in time that the original contract was executed was considerable. At the time, management did not feel that the Company was substantially dependent on that contract. However, given its potential significance, we will amend the 20-F documentation to file the operating agreement with Unotron that remains in place.

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As communicated in our letter dated December 17, 2010 we will reflect these changes in the 2009 20-F document that we will finalize in February 2011. The process of finalizing this documentation and the script is one where we require the input of our previous and our current auditor and we have planned to have this exercise completed in cooperation with these parties in February 2011.

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Do not hesitate to contact us if you have any comments or questions as we finalize this process. We thank you for your assistance and guidance in these matters.

Respectfully submitted,

Dan Amadori
Chief Financial Officer
Micromem Technologies Inc.
Phone:	416.644.4361
Fax:	416.391.3633
Cell:	416.456.6110
Email:	dan.amadori@lamerac.com

C.C.	Patrick Gilmore, Accounting Branch Chief, SEC Micromem Board of Directors Micromem Officers Michael Allen, Collins Barrow LLP
Arnold Zipper, Fowler White LLP